Exhibit 21.1

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization

Care.com Europe GmbH (formerly Besser Betreut GmbH)	Germany

Care.com Switzerland AG (formerly Besser Betreut Swiss AG)	Switzerland

Breedlove & Associates, L.L.C.	Texas

Canada Care International Exchange, Inc.	Canada

Care.com Australia Pty. Limited	Australia

Care.com Europe Ltd.	United Kingdom

Care.com Securities Corporation	Massachusetts

CareZen Family Solutions, Inc.	Canada

Care Concierge, Inc. (formerly Parents in a Pinch, Inc.)	Massachusetts